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                    CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                           RATIO OF EARNINGS TO FIXED CHARGES
                                   TWELVE MONTHS ENDED

                                 (Thousands of Dollars)




                                                JUNE            JUNE
                                                1995            1994

Earnings
  Net Income                                 $  735,178      $  718,653
  Federal Income Tax                            321,990         385,880
  Federal Income Tax Deferred                   120,070          26,310
  Investment Tax Credits Deferred                (9,480)        (10,760)
    Total Earnings Before
     Federal Income Tax                       1,167,758       1,120,083
  Fixed Charges*                                339,397         322,107

    Total Earnings Before Federal
     Income Tax and Fixed Charges            $1,507,155      $1,442,190




*Fixed Charges


Interest on Long-Term Debt                   $  284,235      $  272,505
Amortization of Debt Discount,
  Premium and Expenses                           11,539          11,053
Interest Component of Rentals                    18,688          18,442
Other Interest                                   24,935          20,107

  Total Fixed Charges                        $  339,397      $  322,107


Ratio of Earnings to Fixed Charges                 4.44            4.48






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